Xfone, Inc.
5307 W Loop 289,
Lubbock, TX 79414, USA

 August 28, 2008

Via Edgar and Overnight Mail

Ms. Kathleen Krebs
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC  20549

Re:	Xfone, Inc.
Registration Statement on Form S-1
Filed April 18, 2008
As amended on August 6, 2008 and August 28, 2008
File No. 333-150305 (the “Registration Statement”)

Dear Ms. Krebs:

Xfone, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Tuesday, September 2, 2008, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

• Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours, XFONE, INC.

By:	/s/ Guy Nissenson
Name: Guy Nissenson
Title: President, Chief Executive Officer, and Director